ELECTROMAGNETIC SCIENCES, INC. AND SUBSIDIARIES
  CONSOLIDATED STATEMENTS OF EARNINGS
  (In thousands, except net earnings per share)


                                                  Years ended December 31
                                                  1995      1994     1993

  Net sales (note 9)                            $128,950  117,993  99,044
  Cost of sales                                   83,865   73,375  61,771
  Selling, general and administrative expenses    30,836   27,589  26,522
  Research and development expenses               10,392    8,127   8,153

       Operating income                            3,857    8,902   2,598

  Interest and other income                          675      640     210
  Interest expense                                  (864)    (482)   (434)

       Earnings before income taxes
        and LXE minority interest                  3,668    9,060   2,374

  Income taxes (note 6)                            1,402    3,712     896
  LXE minority interest                              (44)   1,085      87

       Net earnings                              $ 2,310    4,263   1,391

  Net earnings per common and
   common equivalent share (note 5)                $ .32      .58     .20

  Weighted average number of common
   and common equivalent shares (note 5)           7,266    7,043   6,856


  See accompanying notes to consolidated financial statements.




  ELECTROMAGNETIC SCIENCES, INC. AND SUBSIDIARIES
  CONSOLIDATED BALANCE SHEETS
  (In thousands)




     December 31
                                                     1995         1994
  ASSETS

  Current assets:
    Cash, including interest-bearing deposits
     of $1,998 in 1995 and $1,165 in 1994         $  3,559        2,671

    Reverse repurchase agreements                    2,207       10,400


          Total cash and cash equivalents            5,766       13,071


    Marketable securities, at cost, which
     approximates market                               -            400

    Trade accounts receivable, net (note 3)         40,118       36,355

    Inventories:
      Work in process                                5,701        4,905

      Parts and materials                           10,128        6,809


          Total inventories                         15,829       11,714


    Deferred income taxes (note 6)                   1,363          992


          Total current assets                      63,076       62,532



  Property, plant and equipment (note 4):
     Land                                            1,150        1,150

     Building and leasehold improvements            14,690       13,626

     Machinery and equipment                        53,037       47,256

     Furniture and fixtures                          4,182        3,367

                                                    73,059       65,399

     Less accumulated depreciation
      and amortization                              43,794       38,868


          Net property, plant and equipment         29,265       26,531


  Other assets                                       7,487        2,142

  Goodwill, net of accumulated amortization
   of $1,225 in 1995 and $805 in 1994 (note 2)       5,126        5,546


                                                  $104,954       96,751


  See accompanying notes to consolidated financial statements.




  ELECTROMAGNETIC SCIENCES, INC. AND SUBSIDIARIES
  CONSOLIDATED BALANCE SHEETS, continued
  (In thousands except share data)


                                                        December 31
                                                     1995         1994
  Liabilities and Stockholders' Equity

  Current liabilities:
    Current installments of
     long-term debt (note 4)                      $  3,546        3,830

    Accounts payable                                10,369       10,762

    Income taxes                                       -          1,490

    Accrued compensation costs                       3,402        3,656

    Accrued retirement costs (note 7)                  589        1,305

    Deferred revenue                                 1,296        1,147

    Other current liabilities                          872          976

       Total current liabilities                    20,074       23,166


  Long-term debt, excluding current
   installments (note 4)                            10,989        4,592

  Deferred income taxes (note 6)                     4,408        3,881


          Total liabilities                         35,471       31,639


  Minority interest in LXE                           9,274        8,681


  Stockholders' equity (note 5):
    Preferred stock of $1.00 par value
     per share.  Authorized 10,000,000
     shares; none issued                               -            -
    Common stock of $.10 par value per
     share.  Authorized 75,000,000 shares,
     issued and outstanding 7,004,000 in
     1995 and 6,821,000 in 1994                        700          682

    Additional paid-in capital                      10,681        9,329
    Foreign currency translation adjustment            (17)        (115)
    Retained earnings                               48,845       46,535

          Total stockholders' equity                60,209       56,431


  Commitments and contingencies (notes 2
   and 10)
                                                  $104,954       96,751

  See accompanying notes to consolidated financial statements.



  ELECTROMAGNETIC SCIENCES, INC. AND SUBSIDIARIES
  CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
  (In thousands)

                                     Three years ended December 31, 1995
                                                   Foreign
                                                   currency
                                            Addi-   trans-             Total
                                           tional   lation             stock-
                           Common  Stock   paid-in  adjust-  Retained  holders'
                           Shares  Amount  capital   ment    earnings  equity

Balance, December 31,
 1992                       6,704  $  670    8,528      -     40,881   50,079
Net earnings                  -       -        -        -      1,391    1,391
Income tax benefit from
 exercise of non-
 qualified stock options
 (note 6)                     -       -         14      -        -         14
Exercise of common stock
 options                       17       2       78      -        -         80
Redemption of shares upon
 exercise of common
 stock options                 (6)     (1)     (38)     -        -        (39)
Foreign currency
 translation adjustment       -       -        -        23       -         23

Balance, December 31,
 1993                       6,715     671    8,582      23    42,272   51,548
Net earnings                  -       -        -        -      4,263    4,263
Income tax benefit from
 exercise of non-
 qualified stock options
 (note 6)                     -       -        124      -        -        124
Exercise of common stock
 options                      106      11      623      -        -        634
Foreign currency
 translation adjustment       -       -        -       (138)     -       (138)

Balance, December 31,
  1994                      6,821     682    9,329     (115)  46,535   56,431
Net earnings                  -       -        -        -      2,310    2,310
Income tax benefit from
 exercise of non-
 qualified stock options
 (note 6)                     -       -        695      -        -        695
Exercise of common stock
 options                      248      25    1,594      -        -      1,619
Redemption of shares upon
 exercise of common stock
 options                      (65)     (7)    (937)     -        -       (944)
Foreign currency
 translation adjustment       -       -        -         98      -         98

Balance, December 31,
  1995                      7,004   $ 700   10,681      (17)  48,845   60,209

See accompanying notes to consolidated financial statements.




ELECTROMAGNETIC SCIENCES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
                                                    Years Ended December 31
                                                    1995     1994     1993
Cash flows from operating activities:
  Net earnings                                    $ 2,310     4,263    1,391
  Adjustments to reconcile net earnings to net
   cash from operating activities:
      LXE minority interest                           (44)    1,085       87
      Depreciation and amortization                 5,587     5,526    5,396
      Goodwill amortization                           420       420      385
      Deferred income taxes                            93      (438)    (213)
      Changes in operating assets
       and liabilities:
          Trade accounts receivable                (3,763)   (7,118)  (4,619)
          Inventories                              (4,115)      765   (1,160)
          Accounts payable                           (393)    2,015   (2,212)
          Income taxes                               (501)    1,582    1,830
          Accrued costs, deferred revenue,
           and other current liabilities             (954)      243      243
          Other                                      (864)      (87)    (122)
               Net cash provided by (used in)
                operating activities               (2,224)    8,256    1,006

Cash flows from investing activities:
  Purchase of property, plant and equipment        (8,459)   (5,573)  (5,301)
  Capitalized product software costs and
    other market related investments               (3,667)      -        -
  Purchase of CAL common stock from
   minority shareholders                              -         -       (537)
  Proceeds from maturities of marketable
   securities                                         400     1,590    2,421
               Net cash used in
                investing activities              (11,726)   (3,983)  (3,417)

Cash flows from financing activities:
  Proceeds from long-term debt                      6,850       -      3,670
  Repayment of long-term debt                        (737)     (356)  (1,154)
  Proceeds from exercise of stock options             532       743       39
                Net cash provided by
                financing activities                6,645       387    2,555

               Net change in cash and
                cash equivalents                   (7,305)    4,660      144

Cash and cash equivalents at January 1             13,071     8,411    8,267

Cash and cash equivalents at December 31          $ 5,766    13,071    8,411


Supplemental disclosure of cash
 flow information:
   Cash paid in interest                         $   864       482       434

   Cash paid in income taxes                     $ 2,265     2,991     1,205

See accompanying notes to consolidated financial statements.



Electromagnetic Sciences, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 1995, 1994 and 1993

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The consolidated financial statements include the accounts of Electromagnetic Sciences, Inc., its wholly-owned subsidiary, EMS
Technologies, Inc., and its majority-owned subsidiaries, LXE Inc. and CAL Corporation (collectively, "the Company"). All significant intercompany balances and transactions have been eliminated in consolidation. Following is a summary of the Company's significant accounting policies:

Management's Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the amounts of assets and liabilities and revenues and expenses reported in the financial statements and accompanying notes, including revenue recognition under long-term contracts. Actual results could differ from those estimates.

Revenue Recognition
Revenues are derived from sales of the Company's products to end-users and to other manufacturers or system integrators. Revenues under certain long-term contracts, many of which provide for periodic payments, are recognized under the percentage-of-completion method using the ratio of cost incurred to total estimated cost as the measure of performance. Revenues under cost-reimbursement contracts are recorded as costs are incurred and include
an estimate of fees earned.    Revenues under all other contracts are
recognized when units are delivered or services are performed. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Revenues collected in advance under service contracts are recognized over the term of the contract. To properly match revenues with costs, certain contracts may have revenue recognized in excess of billings, and other contracts may have billings in excess of revenue recognized.

Inventories
Inventories are valued at the lower of cost (first-in, first-out) or market (net realizable value). Work in process consists of raw material and production costs, including indirect manufacturing costs.

Marketable Securities
Marketable securities consist of municipal general obligation bonds and reverse repurchase agreements with a bank, with U.S. Government or other government-backed debt securities as the underlying assets; these marketable securities are classified as current or noncurrent depending upon their respective maturity dates. Marketable debt securities are carried at cost, which approximates market, because the Company has the ability and intent to hold them until maturity. Securities underlying the reverse repurchase agreements are book entry securities held in trust at a bank. At December 31, 1995, all reverse repurchase agreements matured within three days. For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Property, Plant and Equipment
Property, plant and equipment are stated at cost. Depreciation is provided primarily using the straight-line method over the following estimated useful lives of the respective assets:

          Buildings                     40 years
          Machinery and equipment       3 to 8 years
          Furniture and fixtures        10 years

Leasehold improvements are amortized over the shorter of their estimated useful lives or the terms of the respective leases.

The Company has adopted Statement of Financial Accounting Standards No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which was issued in March 1995. The adoption of SFAS 121 did not result in any adjustments to the carrying value of property, plant and equipment or other long-lived assets.

Capitalized Software Costs
In 1995, the Company has capitalized $1,167,000 of certain costs to develop software which will be licensed to customers. Capitalized software costs, which are included in other assets, will be amortized using the greater of the ratio of current gross revenues for the product to the total of current and anticipated future gross revenues or the straight-line method over three years.

Income Taxes
The Company provides for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Earnings Per Share
Earnings per common and common equivalent share are based on the weighted average number of shares outstanding and equivalent shares derived from dilutive stock options. For purposes of calculating primary earnings per share, the Company's proportionate share of the net earnings of LXE Inc. has been adjusted to reflect the dilutive effect of LXE's outstanding stock options. Fully diluted earnings per share are not significantly different from the primary earnings per share presented.


Goodwill
Goodwill represents the excess of purchase price over fair value of net assets acquired and is amortized on a straight-line basis over fifteen years.

Foreign Currency Translation
Assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars at current exchange rates. Income and expenses of the foreign subsidiaries are translated into U.S. dollars at the approximate average exchange rates which prevailed during the year presented. CAL Corporation conducts a material portion of the Company's overall business operations, and the effects of translating CAL's Canadian currency financial statements are accumulated and reported as a separate component
of stockholder's equity.   LXE Inc.'s wholly owned European subsidiaries
are sales and marketing organizations with no other material business operations, and the effects of remeasuring the foreign currency financial statements of these subsidiaries are recognized in the consolidated statement of earnings. Foreign currency transactions and remeasurement resulted in a net gain of $550,000 in 1995 and $237,000 in 1994, but had no material effect in 1993.

Common Stock Issued by LXE Inc.
In the event that LXE issues shares of common stock, the Company has elected to recognize in the consolidated statements of earnings the gain or loss resulting from the Company's share of the change in LXE's book value. The Company will also provide for deferred income taxes on any such gain or loss.

(2) ACQUISITION OF CAL CORPORATION
In January 1993, the Company acquired an approximately 74% interest in CAL Corporation, a privately-held company headquartered in Ottawa, Canada, that provides a range of electronic systems for space programs and satellite-based communications networks. The cost of the Company's equity position was approximately $1.7 million in cash, of which $1.2 million was invested directly in CAL; the Company also made a $2.0 million intercompany loan to
CAL.   The Company agreed to provide CAL with additional financing through intercompany loans. If CAL's earnings exceed certain target levels over the four years ended December 31, 1996, the Company is obligated to offer to purchase all outstanding CAL shares held by other shareholders, at a formula price based on actual earnings during the four-year period; regardless of whether such target earnings are achieved, the Company will have, subject to certain conditions, the right to acquire approximately 69% of the remaining shares at a formula price that generally would be higher than the price at which the Company is obligated to offer to purchase all
remaining shares.   The acquisition was accounted for as a purchase
transaction and, accordingly, the assets and liabilities were recorded at their estimated fair value at the date of acquisition. The operations of CAL have been included in the consolidated statement of earnings since the acquisition date.


(3) TRADE ACCOUNTS RECEIVABLE
Trade accounts receivable include the following (in thousands):

                                                      December 31
                                                    1995        1994
Amounts billed under contracts                   $ 27,774      27,221

Unbilled revenues (substantially all to
 be billed during the following twelve
 months)                                           13,873      11,112

Deferred revenue                                   (1,009)     (1,333)

Allowance for doubtful accounts                      (520)       (645)

     Trade accounts receivable, net              $ 40,118      36,355


(4) LONG-TERM DEBT
The following is a summary of long-term debt (in thousands):

                                                      December 31
                                                    1995        1994
Industrial development revenue bond secured by
 land, building and equipment, due in varying
 monthly installments to March 1997, including
 interest at a rate of 79% of a prime rate not
 to exceed 13.5% and not less than 7% (7% at
 the end of 1995 and 1994)                      $   350          594

Reducing revolving credit loan secured by land
 and building, maturing in December 2000,
 interest payable quarterly at a variable rate
 (8.0% at the end of 1995 and 8.75% at the end
 of 1994)                                         3,770        3,770

Revolving credit loan of LXE Inc., unsecured,
 maturing in December 1998, interest payable
 quarterly at a variable rate (7.67% at the end
 of 1995)                                         6,850           -

Line of credit secured by the assets
 of CAL Corporation, interest payable at a
 prime rate plus 1.0% (8.5% at the end of
 1995 and 8.0% at the end of 1994)                3,068        3,392

Term loan secured by certain fixed assets
 of CAL Corporation, due in installments to
 March 1997, interest payable at a prime rate
 plus 2.5% (10.0% at the end of 1995 and 10.5%
 at the end of 1994)                                423          565

Term loan secured by certain fixed assets of
 CAL  Corporation, due in installments to April
 1997, interest payable at a prime rate plus
 1.5% (9.0% at the end of 1995 and 9.5% at the
 end of 1994)                                        74          101

    Total long-term debt                         14,535        8,422

Less current installments of long-term debt       3,546        3,830

    Long-term debt,
     excluding current installments             $10,989        4,592



In December 1995, the Company amended and restated its reducing revolving credit agreement with a bank to increase available credit from $5,400,000 to $10,000,0000, and extend the loan maturity from January 1, 1997 to December 29, 2000. Reductions in credit available under the agreement occur annually on a fixed schedule over the loan term until credit available reduces to $8,000,000 during the final year of the loan agreement. Based on the level of borrowing at December 31, 1995, no principal payments are required until maturity.

Also in December 1995, LXE Inc. entered into a $10,000,000 revolving credit agreement with a bank that extends through December 1998. Under the credit agreement, LXE must maintain certain ratios related to interest coverage and leverage, and must maintain net worth of at least $25,000,000, among other restrictions.

Interest under both of the revolving credit agreements is, at the Company's option, a function of either the bank's prime rate or LIBOR. A commitment fee equal to .20% per annum of the daily average unused credit available is payable quarterly in arrears under both loans.

CAL's line of credit expired in July 1995, and CAL is in technical default of certain financial covenants. CAL and its bank are currently negotiating a new credit agreement that would extend the maturity and increase available credit. The Company expects that the new agreement will be completed in the first half of 1996.

The approximate principal maturities of long-term debt for each of the next five years are $3,546 in 1996, $369 in 1997, $6,850 in 1998, $0 in 1999,
and $3,770 in 2000. At December 31, 1996 the Company has available four immediate sources of credit: $6.2 million remaining under the reducing revolving credit agreement; $3.1 million available under the LXE revolving credit loan; a separate $5 million unused line of credit with a bank; and $430,000 available under a CAL credit line.

(5)  STOCK OPTION PLANS
The Company has granted incentive and nonqualified stock options to key employees and directors under several stock option plans. All outstanding options have been granted at 100% of fair market value on each option's grant date. All outstanding options become exercisable from one to three years after the date of grant and expire from six to ten years after the date of grant. Some nonqualified options are contingent upon continued employment or noncompetition after retirement. Under all plans at December 31, 1995, options for a total of 518,168 shares of stock were exercisable, and options for a total of 169,000 shares were available for future grants.

Following is a summary of activity in all of the Company's stock option plans for the two years ended December 31, 1995 and 1994 (in thousands, except price per share data):

                                   Option          Total
                                    price         option
                        Shares    per share        price

Options outstanding at
 December 31, 1993      1,015   $ 3.63-12.62     $ 6,692

Granted                   108     8.25- 9.00         893
Canceled or expired       (15)    6.38-12.62        (178)
Exercised                (106)    3.63- 8.00        (574)

Options outstanding at
 December 31, 1994      1,002     3.63-11.50       6,833

Granted                    69    11.59-14.13         878
Canceled or expired       (16)    6.13- 8.25        (117)
Exercised                (248)    3.63-11.63      (1,619)

Options outstanding at
 December 31, 1995        807   $ 3.63-14.13     $ 5,975


LXE Inc. maintains a separate stock incentive plan which, as amended, provides 1,000,000 shares of LXE common stock for grants of restricted shares or options to directors and employees. At December 31, 1995, options for 408,000 shares of LXE stock were outstanding at prices per share ranging from $3.77 to $18.25. These options become exercisable at various dates through 2001, with 318,000 exercisable at December 31, 1995. Certain options are subject to possible acceleration to earlier exercise dates based on achievement of criteria expected to be specified in the future. All outstanding LXE options expire by 2002.

The Company has accounted for the issuance of options to employees under Accounting Principles Board Opinion No. 25 (APB 25), which recognizes compensation cost from the issuance of options based upon the option's "intrinsic value," the amount by which the quoted market price of an option's underlying stock exceeds the amount an employee must pay to acquire the stock. APB 25 specifies different dates for the pertinent quoted market price, depending on whether the terms of an award are fixed or variable. Substantially all of the options granted by the Company have not resulted in compensation cost under APB 25. In October 1995, the Financial Accounting Standards Board adopted Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," effective for fiscal years beginning after December 15, 1995. SFAS 123 requires the recognition or disclosure of compensation cost based upon the "fair value" of a stock option (estimated by an option-
pricing valuation model such as Black-Scholes) as of the grant date.   The
Company intends to comply with the provisions of SFAS 123 beginning in fiscal 1996 by continuing to recognize compensation cost from stock options under the "intrinsic value" method of APB 25, with additional footnote disclosures to be provided, including the pro forma effects of applying the "fair value" method of SFAS 123. Based upon this accounting policy, the Company wold not have recognized any compensation cost associated with stock options granted in fiscal 1995, nor does the Company expect to recognize any such cost in 1996.

In 1989, the Company adopted a Shareholder Rights Plan, under which each outstanding share of common stock carries a contingent right to purchase additional common stock. These rights are triggered by any of the following: (i) the acquisition of at least a 20% beneficial ownership in the Company, (ii) the acquisition of an additional 2% beneficial interest by an existing 20% holder, or (iii) certain merger, consolidation or asset sale transactions, in each case without the consent of a majority of the outside members of the Company's Board of Directors not having an interest in the acquiror. Upon being triggered, each right entitles its holder (other than the acquiror and certain related parties) to buy for $30 shares having at that time a market value of $60. The rights expire on April 6, 1999, are subject to redemption by vote of the disinterested directors at a price of $.01 per right, and do not have voting power. Prior to becoming exercisable, they are not separately tradeable and do not have a dilutive effect on earnings per share. In addition to the common shares issuable under the Shareholder Rights Plan, the Board of Directors may issue up to 10,000,000 shares of preferred stock, with such preferences, limitations and relative rights as may be determined by the Board.

(6)  INCOME TAXES
Total income tax expense (benefit) provided for in the Company's consolidated financial statements consists of the following (in thousands):

                                        1995      1994      1993

Consolidated income tax expense       $ 1,402    3,712       896

Income tax benefit resulting from
 exercise of stock options credited
 to stockholders' equity and
 minority interest                     (1,316)    (479)      (14)

     Total                            $    86    3,233       882

The components of income tax expense were (in thousands):

                                        1995      1994      1993
Current:
  Federal                             $   979    3,312     1,058
  State                                    98      626       188
  Foreign                                 232      212       -

     Total current expense              1,309    4,150     1,246

Deferred:
  Federal                                (153)    (335)      (44)
  State                                    (1)     (70)       (6)
  Foreign                                 247      (33)     (300)

     Total deferred (benefit) expense      93     (438)     (350)

     Total income tax expense         $ 1,402    3,712       896



Income tax expense differed as follows from the amounts computed by applying the U.S. federal income tax rate of 34% to earnings before income taxes and LXE minority interest (in thousands):

                                        1995      1994      1993
Computed "expected" income
 tax expense                         $ 1,247     3,080       807
Tax credits from
 research activities                    (141)     (150)     (112)
State income taxes, net of
 federal income tax benefit               64       330       119
Higher foreign tax rates                 208        28      (121)
Change in deferred tax asset
 valuation allowance                     (47)       69       (34)
Amortization of goodwill                 143       143       131
Other                                    (72)      212       106

     Income tax expense              $ 1,402     3,712       896


The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1995 and 1994 are presented below (in thousands):

                                                  1995      1994
Deferred tax assets:
  Accounts receivable                          $   269       442
  Inventories                                      209       251
  Accrued compensation costs                       417       427
  Foreign research expense and
   tax credit carryforward                       5,838     4,777
  Foreign net operating loss
   carryforward                                    239       241
  Foreign note receivable                          327       319
  Other                                            225        13

     Total gross deferred tax assets             7,524     6,470

     Valuation allowance                        (6,161)   (5,328)

     Net deferred tax assets                     1,363     1,142

Deferred tax liabilities:
  Property, plant and equipment                  1,866     1,802
  Gain from issuance of LXE stock                2,229     2,229
  Net gain from foreign transactions and
   remeasurement                                   313       -

     Total gross deferred tax liabilities        4,408     4,031

     Net deferred tax liability                $ 3,045     2,889


The valuation allowance for deferred tax assets at December 31, 1995, includes $5,280,000 related to tax benefits from the operations of CAL Corporation; which will be first allocated to goodwill when recognized.

Earnings before income taxes for U.S. operations were $2,460,000 in 1995,
$8,817,000 in 1994, and $3,185,000 in 1993.    Foreign operations reported
earnings before income taxes of $1,208,000 in 1995, $243,000 in 1994, and a loss before income taxes of $811,000 in 1993. The Company's deferred tax assets at December 31, 1995, include $239,000 for a cumulative $725,000 net operating loss incurred by certain foreign operations, which may be carried forward through 2000; management believes that these operations will generate adequate earnings within the next two years to fully realize this deferred tax asset.

(7)  RETIREMENT PLANS
The Company established a qualified defined contribution plan in 1993. All U.S.-based employees that meet a minimum service requirement are eligible to participate in the plan. Company contributions are allocated to each participant based upon an age-weighted formula that discounts an equivalent benefit at age 65 to each employee's current age. Accumulated contributions are invested at each participant's discretion from among a diverse range of investment options offered by an independent investment firm selected by the Company.

The Company's contribution to this plan is determined each year by the Board of Directors. There is no required minimum annual contribution, but the target contribution has been approximately 5% of base payroll. The Company accrued an expense for the defined contribution plan of $1,564,000 for 1995, $1,250,000 for 1994, and $1,031,000 for 1993.

The Company also sponsors qualified retirement savings plans in the U.S. and Canada, in which the Company matches a portion of each eligible employee's contributions. The Company's matching contributions to these plans were $403,000 in 1995, $300,000 in 1994 and $218,000 in 1993.

(8)  FAIR VALUE OF FINANCIAL INSTRUMENTS
The following summarizes certain information regarding the fair value of the Company's financial instruments at December 31, 1995:

     Cash and cash equivalents, trade accounts receivable and accounts payable - The carrying amount approximates fair value because of the short maturity of these instruments.

     Other assets - Included in other assets at December 31, 1995 is $2.5 million minority interest investment in a non-public U.S. company with complimentary technologies. Based upon the discounted cash flows expected to be derived from this investment, management estimates that its carrying value approximates its fair value.

     Long-term debt - Substantially all of the Company's long-term debt bears interest at variable rates which management believes are commensurate with rates currently available on similar debt. Accordingly, the carrying value of long-term debt approximates fair value.


(9)  BUSINESS SEGMENT AND GEOGRAPHIC AREA INFORMATION
The Company designs and produces advanced communications and signal-processing products with an emphasis on wireless networks; applications include space and satellite communications; cellular telecommunications, radar, surveillance, and military counter-measures. The Company also designs and produces wireless logistics systems mainly for commercial materials handling operations. Following is a summary of business segment information (in thousands):

                                        1995      1994      1993
Net sales:
  Advanced communications and
   signal-processing products       $  66,659   54,851    53,391
  Wireless logistics systems           62,291   63,142    45,653

     Total                          $ 128,950  117,993    99,044

Operating income:
  Advanced communications and
   signal-processing products       $   4,468    2,490     2,038
  Wireless logistics systems             (611)   6,412       560

     Total                          $   3,857    8,902     2,598







Identifiable assets:
  Advanced communications and
   signal-processing products       $  54,912   51,010    49,996
  Wireless logistics systems           49,281   45,741    37,865

     Total                          $ 104,193   96,751    87,861


Capital expenditures:
  Advanced communications and
   signal-processing products       $   4,200    2,845     2,690
  Wireless logistics systems            4,259    2,728     2,611

     Total                          $   8,459    5,573     5,301


Depreciation and amortization:
  Advanced communications and
   signal-processing products       $   3,260    3,478     3,662
  Wireless logistics systems            2,747    2,468     2,119

     Total                          $   6,007    5,946     5,781

In 1993, the Company established operations outside the U.S. Following is a summary of geographic area information, as measured by the locale of revenue-producing operations, for the years ended December 31, 1995, 1994, and 1993 (in thousands):



                                       1995       1994       1993
Net sales:
  United States                    $  99,088     96,124     76,727
  Canada                              17,306     15,059     21,044
  Europe                              12,556      6,810      1,273
     Total                         $ 128,950    117,993     99,044

Operating income (loss):
  United States                    $   2,763      8,639      2,315
  Canada                                 816        (19)       474
  Europe                                 278        282       (191)
     Total                         $   3,857      8,902      2,598

Identifiable assets:
  United States                    $  81,003     76,234     70,061
  Canada                              17,174     16,037     15,843
  Europe                               6,777      4,480      1,957

     Total                         $ 104,954     96,751     87,861


Export sales from the U.S. to unaffiliated customers were approximately $16.0 million, $18.1 million and $12.7 million in 1995, 1994 and 1993, respectively. Exports to the U.S. by the Company's Canadian subsidiary to non-affiliated U.S. customers were approximately $1.3 million in 1995, $1.1 million in 1994, and $1.8 million in 1993.

The Company had one domestic customer that accounted for 12.4% of 1995 consolidated net sales. No customers accounted for more than 10% of consolidated net sales in 1994 and 1993.

(10)  COMMITMENTS
The Company is committed under several non-cancelable operating leases for office space, certain computer and office equipment and automobiles. Minimum annual lease payments under such leases are $1,655,000 in 1996, $1,216,000 in 1997, $563,000 in 1998, $401,000 in 1999, and $311,000 in
2000. The Company also has short-term leases for regional sales offices, equipment and automobiles. Total rent expense under all operating leases was approximately $2,425,000, $1,889,000, and $2,101,000 in 1995, 1994 and
1993, respectively.


(11)  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
Following is a summary of interim financial information for the years ended December 31, 1995 and 1994 (in thousands, except per share data):

                                      1995 Quarters ended
                          March 31   June 30  September 30   December 31

Net sales                $ 32,757     33,006     28,135         35,052
Operating income(loss)      2,161      2,325     (2,210)         1,581
Net earnings (loss)         1,077      1,294       (937)           876
Net earnings (loss)per
  share                       .15        .18       (.13)           .12


                                      1994 Quarters ended
                          March 31   June 30  September 30   December 31

Net sales                $ 26,240     27,389     31,076         33,288
Operating income            1,574      1,884      2,505          2,939
Net earnings                  665        751      1,145          1,702
Net earnings
 per share                    .09        .10        .16            .23


(12) SUBSEQUENT EVENT (UNAUDITED)
On February 12, 1996, the Company increased its ownership of LXE Inc. from 72% to 81% by purchasing 548,000 shares of LXE Inc. in a private transaction. The purchase price was paid with a combination of $500,000 in cash and 457,000 newly issued shares of the Company's common stock. The greater level of ownerhship will increase the Company's participation in LXE's future operating results and will enable the Company to consolidate LXE for corporate income tax purposes.



INDEPENDENT AUDITORS' REPORT



The Board of Directors and Stockholders
Electromagnetic Sciences, Inc.:

We have audited the accompanying consolidated balance sheets of Electromagnetic Sciences, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Electromagnetic Sciences, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                        KPMG Peat Marwick LLP



Atlanta, Georgia
January 27, 1996

Selected Financial Data
(In thousands, except earnings per share)

                                          Years ended December 31
                                  1995     1994     1993     1992     1991
Net sales                      $128,950  117,993   99,044   71,822   75,340
Cost of sales                    83,865   73,375   61,771   44,407   46,506
Selling, general and
 administrative expenses         30,836   27,589   26,522   17,786   15,789
Research and development
 expenses                        10,392    8,127    8,153    7,518    6,609
     Operating income             3,857    8,902    2,598    2,111    6,436
Gain on initial public
 offering of LXE common stock       -        -        -        -      5,867
Interest and other income           675      640      210      776      831
Interest expense                   (864)    (482)    (434)     (81)    (164)
     Earnings before
      income taxes and
      minority interest           3,668    9,060    2,374    2,806   12,970
Income tax expense                1,402    3,712      896    1,038    4,909
LXE minority interest               (44)   1,085       87      844      605
     Earnings from continu-
      ing operations before
      cumulative effect of
      change in accounting
      principle                   2,310    4,263    1,391      924    7,456
Discontinued operations:
 Loss from Gamma-f operations
  (net of taxes)                    -        -        -        -        (75)
 Loss on disposal of Gamma-f
  (net of taxes)                    -        -        -        -     (1,350)
     Loss from discontinued
      operations                    -        -        -        -     (1,425)
     Earnings before
      cumulative effect of
      change in accounting
      principle                   2,310    4,263    1,391      924    6,031
Cumulative effect at January 1,
 1991 of change in accounting
 for income taxes                   -        -        -        -        370
     Net earnings              $  2,310    4,263    1,391      924    6,401

Earnings per common
 and common equivalent shares:
   From continuing operations     $ .32      .58      .20      .10      .98
   From discontinued operations      -        -        -        -      (.19)
   From accounting change            -        -        -        -       .05
     Net earnings per
      common and common
      equivalent shares             .32      .58      .20      .10      .84

Weighted average number of
 common and common equivalent
 shares                           7,266    7,043    6,856    7,331    7,605




                                              As of December 31
                                  1995     1994      1993     1992     1991

Working capital                $ 43,002   39,366    33,104   32,890   33,860
Total assets                    104,954   96,751    87,861   72,970   75,147
Long-term debt (excluding
 current installments)           10,989    4,592     5,060      927    1,104
Stockholders' equity             60,209   56,431    51,548   50,079   52,063

No cash dividends have been declared or paid during any of the periods presented.

Management's Discussion and Analysis

RESULTS OF OPERATIONS

Consolidated net sales increased to $129 million in 1995 from $118 million in 1994 and $99 million in 1993, reflecting changes in the Company's two business segments. In the segment for advanced communications and signal processing products, sales increased to $67 million in 1995 from $55 million in 1994 and $53 million in 1993. Space and satellite programs and cellular antenna systems made significant contributions to the 1995 increase. The 1994 sales increase in this segment also included growth from space and satellite programs, as well as from other core applications; however, these increases were mostly offset by a reduction in revenues resulting from disposal of the defense electronics group of the CAL Corporation subsidiary late in 1993.

In the segment for wireless logistics systems (sold through the Company's LXE Inc. subsidiary), revenues were $62 million in 1995 compared with $63 million in 1994 and $46 million in 1993. The 1995 change was especially affected by a third quarter revenue shortfall associated with LXE beginning the transition to an expanded product line. The 1994 increase was attributable to sales growth through European sales subsidiaries and U.S. -based third party distributors.

Cost of sales increased to 65% of consolidated net sales in 1995 compared with 62% in both 1994 and 1993. The increase was attributable to LXE products, for which the cost of sales percentage has increased in each of the last three years (56%, 50%, and 48% of net LXE sales in 1995, 1994 and 1993, respectively) due to increased distribution through indirect channels that typically carry lower gross profit margins and to a more competitive
pricing environment.   The LXE-related increases in the cost of sales
percentage were partially offset by improvement in the advanced communication and signal processing business segment, which had a more profitable mix of contracts.

Selling, general and administrative expenses were 24% of sales in 1995, compared with 23% in 1994 and 27% in 1993. The growth from 1994 to 1995 related to expansion of European sales and marketing efforts for LXE products, marketing support for the Company's new cellular antenna products, and additional personnel to support management information systems. The decrease from 1993 to 1994 in the selling, general and administrative expense percentage resulted mainly from the benefit of a higher sales base to absorb fixed costs.

Research and development expenses represent the cost of the Company's internally funded efforts. Significant research and development costs are also incurred with many specific customer orders for advanced communications and signal processing equipment and, accordingly, are
included in cost of sales.   The 1995 increase in internally funded
research and development related to new LXE products with DOS and Windows capabilities that support client/server networks and emerging software standards. The Company also increased its efforts to develop antennas, aeronautical terminals and other products for advanced mobile communications markets.

Interest and other income did not change significantly in 1995 compared with 1994, because an increase in the gains from foreign currency transactions and remeasurement associated with LXE's European subsidiaries more than offset a decrease in interest income from lower cash available for investment. In 1994, higher levels of cash available for investment as well as gains from foreign currency transactions and remeasurement resulted in higher interest and other income compared with 1993. Interest expense increased in 1995 compared with 1994 and 1993 due to increased borrowing during the year at LXE.

The effective income tax rate was 38% in 1995, 41% in 1994, and 38% in 1993. The change in 1995 reflected the effect of tax credits for research
and development.   The increase in 1994 was related to profit growth from
certain LXE operations in Europe and to the reduced effect of tax credits for research and development.

Liquidity and Capital Resources

Cash and cash equivalents decreased as a result of several factors during 1995, including an increase in inventory levels that resulted from lower LXE sales in the second half of the year. Additionally, the timing of billings on several long-term contracts for advanced communications products resulted in higher unbilled receivables compared with the prior year end. More cash was also used in investing activities in 1995 compared with 1994 as a result of increases in capital expenditures for purchases of equipment, facility expansion, development of product software, and the acquisition of a minority interest in a strategic business partner.
Capital expenditures were financed by existing cash and cash equivalents and by borrowing under the revolving credit agreements.

During 1995, the Company amended its existing revolving credit mortgage agreement with a bank to extend the term five years to December 2000 and to increase available borrowing under the agreement from $5.4 million to $10 million. In addition, the LXE subsidiary entered into a $10 million, three-year revolving credit agreement with a bank, which replaced an existing $5 million short-term line of credit.

At December 31, 1995, the Company had available four immediate sources of credit: $6.2 million remaining under the revolving credit mortgage agreement, an unused $5 million line of credit, $3.2 million remaining under the LXE revolving credit agreement, and approximately $430,000 available under a CAL line of credit. Management believes that the Company's present liquidity, together with cash from operations and sources of external financing, will support its current business activities and capital investment plans.

New Accounting Pronouncements

The Financial Accounting Standards Board has issued Statements of Accounting Standards No. 123, "Accounting for Stock-Based Compensation," which will be effective for the Company's fiscal year ended December 31, 1996. Management believes that adoption of this new accounting standard will not have a material effect on the Company's financial statements.